Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	April 2,	January 1,
	2022	2022
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$287,392	$380,961
Accounts receivable, net	239,839	287,226
Costs and estimated earnings in excess of billings	12,723	7,600
Inventories	187,009	180,760
Other current assets	14,305	11,827
Current assets held for sale	36,572	1,236
Total current assets	777,840	869,610
Property, plant and equipment, less accumulated depreciation, depletion and amortization (April 2, 2022 - $1,290,560 and January 1, 2022 - $1,266,513)	1,766,594	1,842,908
Goodwill	1,147,276	1,164,750
Intangible assets, less accumulated amortization (April 2, 2022 - $16,218 and January 1, 2022 - $15,269)	67,015	69,396
Operating lease right-of-use assets	28,766	30,150
Other assets	43,200	58,745
Noncurrent assets held for sale	102,182	—
Total assets	$3,932,873	$4,035,559
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$6,354
Current portion of acquisition-related liabilities	13,078	13,110
Accounts payable	146,902	128,843
Accrued expenses	114,228	148,136
Current operating lease liabilities	5,934	6,497
Billings in excess of costs and estimated earnings	6,734	7,401
Current liabilities held for sale	13,110	—
Total current liabilities	306,340	310,341
Long-term debt	1,590,050	1,591,019
Acquisition-related liabilities	22,928	33,369
Noncurrent operating lease liabilities	28,017	28,880
Other noncurrent liabilities	185,446	187,006
Noncurrent liabilities held for sale	3,031	—
Total liabilities	2,135,812	2,150,615
Commitments and contingencies (see note 11)
Members' equity	1,464,619	1,507,859
Accumulated earnings	346,724	393,111
Accumulated other comprehensive loss	(14,282)	(16,026)
Total members' interest	1,797,061	1,884,944
Total liabilities and members' interest	$3,932,873	$4,035,559

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended
	April 2, 2022	April 3, 2021
Revenue:
Product	$355,669	$354,234
Service	36,826	44,247
Net revenue	392,495	398,481
Delivery and subcontract revenue	28,452	29,363
Total revenue	420,947	427,844
Cost of revenue (excluding items shown separately below):
Product	290,345	277,134
Service	34,583	40,197
Net cost of revenue	324,928	317,331
Delivery and subcontract cost	28,452	29,363
Total cost of revenue	353,380	346,694
General and administrative expenses	51,924	51,642
Depreciation, depletion, amortization and accretion	51,193	56,336
Gain on sale of property, plant and equipment	(1,255)	(1,769)
Operating loss	(34,295)	(25,059)
Interest expense	20,149	24,124
Gain on sale of businesses	(14,205)	(15,668)
Other income, net	(696)	(4,889)
Loss from operations before taxes	(39,543)	(28,626)
Income tax expense (benefit)	6,844	(836)
Net loss attributable to Summit LLC	$(46,387)	$(27,790)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended
	April 2, 2022	April 3, 2021
Net loss	$(46,387)	$(27,790)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,744	2,126
Comprehensive loss attributable to Summit LLC	$(44,643)	$(25,664)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Three months ended
	April 2, 2022	April 3, 2021
Cash flows from operating activities:
Net loss	$(46,387)	$(27,790)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	54,838	59,045
Share-based compensation expense	5,422	5,363
Net gain on asset and business disposals	(15,660)	(15,964)
Change in deferred tax asset, net	3,818	(1,386)
Other	(221)	483
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	35,836	4,946
Inventories	(36,752)	(15,412)
Costs and estimated earnings in excess of billings	(6,449)	(8,442)
Other current assets	(1,891)	(9,209)
Other assets	1,183	2,504
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	16,744	14,518
Accrued expenses	(25,947)	(24,130)
Billings in excess of costs and estimated earnings	317	(2,578)
Other liabilities	(1,564)	(3,266)
Net cash used in operating activities	(16,713)	(21,318)
Cash flows from investing activities:
Purchases of property, plant and equipment	(57,774)	(69,757)
Proceeds from the sale of property, plant and equipment	1,439	2,663
Proceeds from sale of businesses	47,821	33,077
Other	(857)	(483)
Net cash used in investing activities	(9,371)	(34,500)
Cash flows from financing activities:
Capital (distributions to) contributions by member	(47,482)	15,920
Payments on debt	(7,603)	(10,170)
Payments on acquisition-related liabilities	(11,397)	(5,596)
Distributions	—	(2,500)
Other	(1,180)	(416)
Net cash used in financing activities	(67,662)	(2,762)
Impact of foreign currency on cash	177	140
Net decrease in cash	(93,569)	(58,440)
Cash and cash equivalents – beginning of period	380,961	418,181
Cash and cash equivalents – end of period	$287,392	$359,741

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Members' Interest
(In thousands)

	Total Members' Interest
			Accumulated
			other	Total
	Members'	Accumulated	comprehensive	members'
	equity	earnings	loss	interest
Balance — January 1, 2022	$1,507,859	$393,111	$(16,026)	$1,884,944
Net contributed capital	(47,482)	—	—	(47,482)
Net loss	—	(46,387)	—	(46,387)
Other comprehensive income	—	—	1,744	1,744
Share-based compensation	5,422	—	—	5,422
Shares redeemed to settle taxes and other	(1,180)	—	—	(1,180)
Balance — April 2, 2022	$1,464,619	$346,724	$(14,282)	$1,797,061

Balance — January 2, 2021	$1,459,211	$222,140	$(18,583)	$1,662,768
Net contributed capital	15,920	—	—	15,920
Net loss	—	(27,790)	—	(27,790)
Other comprehensive loss	—	—	2,126	2,126
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	5,363	—	—	5,363
Shares redeemed to settle taxes and other	(416)	—	—	(416)
Balance — April 3, 2021	$1,477,578	$194,350	$(16,457)	$1,655,471

See notes to unaudited consolidated financial statements

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended January 1, 2022. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of April 2, 2022, the results of operations for the three months ended April 2, 2022 and April 3, 2021 and cash flows for the three months ended April 2, 2022 and April 3, 2021.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended April 2, 2022 or April 3, 2021.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, and from the provision of services, which are primarily paving and related services.

Products: Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

Prior Period Reclassifications—We reclassified $1.2 million of other current assets to current assets held for sale for the year ended January 1, 2022 to be consistent with the current year presentation.

2. ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLES

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding and available cash. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized.

Changes in the carrying amount of goodwill, by reportable segment, from January 1, 2022 to April 2, 2022 are summarized as follows:

	West	East	Cement	Total
Balance—January 1, 2022	$571,509	$388,585	$204,656	$1,164,750
Dispositions (1)	—	(12,036)	—	(12,036)
Foreign currency translation adjustments	621	—	—	621
Goodwill allocated to assets held for sale	—	(6,059)	—	(6,059)
Balance—April 2, 2022	$572,130	$370,490	$204,656	$1,147,276
_______________________________________________________________________
(1) Reflects goodwill derecognition from dispositions completed during the three months ended April 2, 2022.

The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has certain rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits. The following table shows intangible assets by type and in total:

	April 2, 2022			January 1, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$33,671	$(2,987)	$30,684	$33,671	$(2,467)	$31,204
Mineral leases	15,463	(6,105)	9,358	19,927	(8,922)	11,005
Reserve rights	25,586	(3,535)	22,051	25,586	(3,329)	22,257
Other	5,286	(364)	4,922	5,481	(551)	4,930
Total intangible assets	$80,006	$(12,991)	$67,015	$84,665	$(15,269)	$69,396

Amortization expense totaled $0.9 million and $1.0 million for the three months ended April 2, 2022 and April 3, 2021, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to April 2, 2022 is as follows:

2022 (nine months)	$2,830
2023	3,780
2024	3,754
2025	3,710
2026	3,661
2027	3,649
Thereafter	45,631
Total	$67,015
In the first quarter of 2022, as part of the Company's strategy to rationalize assets, the Company sold one business in the East segment, resulting in cash proceeds of $47.8 million and a total gain on disposition of $14.2 million.

As of April 2, 2022, the Company has operations in the East Segment that are classified as assets held for sale. Asset and liabilities held for sale as of April 2, 2022 and January 1, 2022 were as follows:

	April 2, 2022	January 1, 2022
Cash and cash equivalents	$175	$—
Accounts receivable, net	7,124	—
Costs and estimated earnings in excess of billings	1,333	—
Inventories	26,361	—
Other current assets	1,579	1,236
Total current assets held for sale	$36,572	$1,236

Property, plant and equipment, net	$77,988	$—
Goodwill	6,059	—
Intangible assets, net	1,858	—
Operating lease right-of-use assets	998	—
Other assets	15,279	—
Total noncurrent assets held for sale	$102,182	$—

Accounts payable	$7,844	$—
Accrued expenses	3,873	—
Current operating lease liabilities	403	—
Billings in excess of costs and estimated earnings	990	—
Total current liabilities held for sale	$13,110	$—

Noncurrent operating lease liabilities	$538	$—
Other noncurrent liabilities	2,493	—
Total noncurrent liabilities held for sale	$3,031	$—

The above stated amounts classified as held for sale have been excluded from the tables shown in Note 2 - Intangible Assets, Note 3 - Accounts Receivable, net, Note 4 - Inventories, Note 5 - Accrued Expenses and Note 10 - Leases.

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three months ended April 2, 2022 and April 3, 2021 is as follows:

	Three months ended
	April 2, 2022	April 3, 2021
Revenue by product*:
Aggregates	$123,393	$117,388
Cement	42,554	38,139
Ready-mix concrete	157,563	158,233
Asphalt	17,138	28,375
Paving and related services	30,610	43,215
Other	49,689	42,494
Total revenue	$420,947	$427,844
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of April 2, 2022 and January 1, 2022:

	April 2, 2022	January 1, 2022
Trade accounts receivable	$217,435	$230,714
Construction contract receivables	16,243	47,054
Retention receivables	10,354	13,094
Receivables from related parties	—	292
Accounts receivable	244,032	291,154
Less: Allowance for doubtful accounts	(4,193)	(3,928)
Accounts receivable, net	$239,839	$287,226

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of April 2, 2022 and January 1, 2022:

	April 2, 2022	January 1, 2022
Aggregate stockpiles	$123,981	$130,640
Finished goods	37,882	22,690
Work in process	6,974	8,277
Raw materials	18,172	19,153
Total	$187,009	$180,760

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of April 2, 2022 and January 1, 2022:

	April 2, 2022	January 1, 2022
Interest	$9,063	$22,762
Payroll and benefits	24,556	38,894
Finance lease obligations	14,234	17,624
Insurance	20,993	20,480
Non-income taxes	23,396	20,069
Deferred asset purchase payments	3,515	4,912
Professional fees	1,690	1,524
Other (1)	16,781	21,871
Total	$114,228	$148,136
_______________________________________________________________________
(1) Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

6. DEBT

Debt consisted of the following as of April 2, 2022 and January 1, 2022:

	April 2, 2022	January 1, 2022
Term Loan, due 2024:
$608.4 million and $610.0 million, net of $0.6 million and $0.7 million discount at April 2, 2022 and January 1, 2022, respectively	$607,767	$609,298
6 1/2% Senior Notes, due 2027	300,000	300,000
5 1/4% Senior Notes, due 2029	700,000	700,000
Total	1,607,767	1,609,298
Current portion of long-term debt	6,354	6,354
Long-term debt	$1,601,413	$1,602,944

The contractual payments of long-term debt, including current maturities, for the five years subsequent to April 2, 2022, are as follows:

2022 (nine months)	$4,765
2023	6,353
2024	597,254
2025	—
2026	—
2027	300,000
Thereafter	700,000
Total	1,608,372
Less: Original issue net discount	(605)
Less: Capitalized loan costs	(11,363)
Total debt	$1,596,404

Senior Notes—On August 11, 2020, Summit LLC and Summit Finance (together, the “Issuers”) issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020 (the "2020 Indenture"). The 2020 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2020 Indenture also contains customary events of default. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

As of April 2, 2022 and January 1, 2022, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans. The maturity date with respect to revolving credit commitments under the revolving credit facility is February 25, 2024.

There were no outstanding borrowings under the revolving credit facility as of April 2, 2022 and January 1, 2022, with borrowing capacity of $324.6 million remaining as of April 2, 2022, which is net of $20.4 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of April 2, 2022 and January 1, 2022, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the three months ended April 2, 2022 and April 3, 2021:

Deferred financing fees
Balance—January 1, 2022	$13,049
Amortization	(692)
Balance—April 2, 2022	$12,357

Balance - January 2, 2021	$18,367
Amortization	(836)
Balance - April 3, 2021	$17,531

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.3 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of April 2, 2022 or January 1, 2022, which may be terminated upon demand.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) basis differences in assets divested, (3) state income taxes and the effect of graduated tax rates and (4) various other items, such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

No material interest or penalties were recognized in income tax expense during the three months ended April 2, 2022 and April 3, 2021.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	(loss) income
Balance — January 1, 2022	$(7,243)	$(8,783)	$—	$(16,026)
Foreign currency translation adjustment	—	1,744	—	1,744
Balance — April 2, 2022	$(7,243)	$(7,039)	$—	$(14,282)

Balance — January 2, 2021	$(8,546)	$(10,037)	$—	$(18,583)
Foreign currency translation adjustment	—	2,126	—	2,126
Balance — April 3, 2021	$(8,546)	$(7,911)	$—	$(16,457)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	April 2, 2022	April 3, 2021
Cash payments:
Interest	$31,789	$29,476
Payments for income taxes, net	1,542	2,312
Operating cash payments on operating leases	2,455	2,928
Operating cash payments on finance leases	372	655
Finance cash payments on finance leases	5,949	5,834
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$5,416	$3,081
Right of use assets obtained in exchange for finance leases obligations	248	588

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Accounting Standards Update No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended
	April 2, 2022	April 3, 2021
Operating lease cost	$2,512	$1,727
Variable lease cost	113	72
Short-term lease cost	8,248	7,301
Financing lease cost:
Amortization of right-of-use assets	1,986	3,050
Interest on lease liabilities	369	657
Total lease cost	$13,228	$12,807

	April 2, 2022	January 1, 2022
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets	$28,766	$30,150

Current operating lease liabilities	$5,934	$6,497
Noncurrent operating lease liabilities	28,017	28,880
Total operating lease liabilities	$33,951	$35,377
Finance leases:
Property and equipment, gross	$63,040	$68,982
Less accumulated depreciation	(31,459)	(31,404)
Property and equipment, net	$31,581	$37,578

Current finance lease liabilities	$14,234	$17,624
Long-term finance lease liabilities	10,557	14,982
Total finance lease liabilities	$24,791	$32,606

Weighted average remaining lease term (years):
Operating leases	9.7	9.7
Finance lease	2.5	2.3

Weighted average discount rate:
Operating leases	4.4%	4.4%
Finance leases	5.1%	5.2%

Maturities of lease liabilities, as of April 2, 2022, were as follows:
	Operating Leases	Finance Leases
2022 (nine months)	$5,352	$11,198
2023	6,197	7,510
2024	4,883	2,936
2025	3,612	2,415
2026	2,952	990
2027	2,456	760
Thereafter	17,307	1,083
Total lease payments	42,759	26,892
Less imputed interest	(8,808)	(2,101)
Present value of lease payments	$33,951	$24,791

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of April 2, 2022 and January 1, 2022, $37.0 million and $37.7 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $4.3 million and $7.4 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of April 2, 2022 and January 1, 2022 were $107.6 million and $112.4 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of April 2, 2022 and January 1, 2022 was:

	April 2, 2022	January 1, 2022
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$133	$129
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,115	$1,239

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 9.5% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of April 2, 2022 and April 3, 2021.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of April 2, 2022 and January 1, 2022 was:

	April 2, 2022		January 1, 2022
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$1,596,591	$1,607,767	$1,653,085	$1,609,298
Level 3
Current portion of deferred consideration and noncompete obligations(2)	12,945	12,945	12,981	12,981
Long term portion of deferred consideration and noncompete obligations(3)	21,813	21,813	32,130	32,130
(1)$6.4 million was included in current portion of debt as of April 2, 2022 and January 1, 2022.
(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2, inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion and share-based compensation, as well as various other non-recurring, non-cash amounts. Beginning with the first quarter of 2021, the Company no longer adjusts for transaction costs, as those costs are recurring cash payments, and are included in general and administrative expenses.

The West and East segments have several subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of April 2, 2022 and January 1, 2022 and for the three months ended April 2, 2022 and April 3, 2021:

	Three months ended
	April 2, 2022	April 3, 2021
Revenue*:
West	$252,232	$251,133
East	122,490	136,042
Cement	46,225	40,669
Total revenue	$420,947	$427,844
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended
	April 2, 2022	April 3, 2021
Loss from operations before taxes	$(39,543)	$(28,626)
Interest expense	20,149	24,124
Depreciation, depletion and amortization	50,479	55,570
Accretion	714	766
Gain on sale of businesses	(14,205)	(15,668)
Non-cash compensation	5,422	5,363
Other	247	205
Total Adjusted EBITDA	$23,263	$41,734

Total Adjusted EBITDA by Segment:
West	$32,692	$40,648
East	8,136	11,745
Cement	(5,819)	2,499
Corporate and other	(11,746)	(13,158)
Total Adjusted EBITDA	$23,263	$41,734

	Three months ended
	April 2, 2022	April 3, 2021
Purchases of property, plant and equipment
West	$26,874	$34,068
East	24,326	33,202
Cement	6,115	2,273
Total reportable segments	57,315	69,543
Corporate and other	459	214
Total purchases of property, plant and equipment	$57,774	$69,757

	Three months ended
	April 2, 2022	April 3, 2021
Depreciation, depletion, amortization and accretion:
West	$24,575	$25,140
East	18,295	21,943
Cement	7,574	8,149
Total reportable segments	50,444	55,232
Corporate and other	749	1,104
Total depreciation, depletion, amortization and accretion	$51,193	$56,336

	April 2, 2022	January 1, 2022
Total assets:
West	$1,527,170	$1,512,298
East	1,259,620	1,292,638
Cement	852,313	844,086
Total reportable segments	3,639,103	3,649,022
Corporate and other	293,770	386,537
Total	$3,932,873	$4,035,559

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantors in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the Guarantors or Non-Guarantors operated as independent entities.

Condensed Consolidating Balance Sheets
April 2, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$270,487	$1,475	$19,412	$(3,982)	$287,392
Accounts receivable, net	49	217,943	21,974	(127)	239,839
Intercompany receivables	357,196	1,771,245	—	(2,128,441)	—
Cost and estimated earnings in excess of billings	—	11,947	776	—	12,723
Inventories	—	180,997	6,012	—	187,009
Other current assets	3,519	44,966	2,392	—	50,877
Total current assets	631,251	2,228,573	50,566	(2,132,550)	777,840
Property, plant and equipment, net	11,384	1,665,426	89,784	—	1,766,594
Goodwill	—	1,085,924	61,352	—	1,147,276
Intangible assets, net	—	62,093	4,922	—	67,015
Operating lease right-of-use assets	5,376	18,058	5,332	—	28,766
Other assets	4,424,084	309,795	616	(4,589,113)	145,382
Total assets	$5,072,095	$5,369,869	$212,572	$(6,721,663)	$3,932,873
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	13,078	—	—	13,078
Accounts payable	5,524	130,424	11,081	(127)	146,902
Accrued expenses	39,221	89,979	2,120	(3,982)	127,338
Current operating lease liabilities	798	4,387	749	—	5,934
Intercompany payables	1,618,099	508,948	1,394	(2,128,441)	—
Billings in excess of costs and estimated earnings	—	6,210	524	—	6,734
Total current liabilities	1,669,996	753,026	15,868	(2,132,550)	306,340
Long-term debt	1,590,050	—	—	—	1,590,050
Acquisition-related liabilities	—	22,928	—	—	22,928
Noncurrent operating lease liabilities	9,441	14,199	4,377	—	28,017
Other noncurrent liabilities	5,547	228,195	119,156	(164,421)	188,477
Total liabilities	3,275,034	1,018,348	139,401	(2,296,971)	2,135,812
Total members' interest	1,797,061	4,351,521	73,171	(4,424,692)	1,797,061
Total liabilities and members' interest	$5,072,095	$5,369,869	$212,572	$(6,721,663)	$3,932,873

Condensed Consolidating Balance Sheets
January 1, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$365,044	$2,264	$18,337	$(4,684)	$380,961
Accounts receivable, net	94	264,888	22,185	59	287,226
Intercompany receivables	366,619	1,746,909	—	(2,113,528)	—
Cost and estimated earnings in excess of billings	—	6,942	658	—	7,600
Inventories	—	175,211	5,549	—	180,760
Other current assets	3,036	8,920	1,107	—	13,063
Total current assets	734,793	2,205,134	47,836	(2,118,153)	869,610
Property, plant and equipment, net	10,013	1,742,721	90,174	—	1,842,908
Goodwill	—	1,104,019	60,731	—	1,164,750
Intangible assets, net	—	64,466	4,930	—	69,396
Operating lease right-of-use assets	5,612	19,693	4,845	—	30,150
Other assets	4,417,039	220,500	576	(4,579,370)	58,745
Total assets	$5,167,457	$5,356,533	$209,092	$(6,697,523)	$4,035,559
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	13,110	—	—	13,110
Accounts payable	6,284	114,405	8,095	59	128,843
Accrued expenses	55,440	94,858	2,522	(4,684)	148,136
Current operating lease liabilities	780	5,053	664	—	6,497
Intercompany payables	1,607,816	502,334	3,378	(2,113,528)	—
Billings in excess of costs and estimated earnings	—	6,960	441	—	7,401
Total current liabilities	1,676,674	736,720	15,100	(2,118,153)	310,341
Long-term debt	1,591,019	—	—	—	1,591,019
Acquisition-related liabilities	—	33,369	—	—	33,369
Noncurrent operating lease liabilities	9,647	15,101	4,132	—	28,880
Other noncurrent liabilities	5,173	227,348	118,906	(164,421)	187,006
Total liabilities	3,282,513	1,012,538	138,138	(2,282,574)	2,150,615
Total members' interest	1,884,944	4,343,995	70,954	(4,414,949)	1,884,944
Total liabilities and members' interest	$5,167,457	$5,356,533	$209,092	$(6,697,523)	$4,035,559

Condensed Consolidating Statements of Operations
For the three months ended April 2, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$395,180	$27,097	$(1,330)	$420,947
Cost of revenue (excluding items shown separately below)	—	334,264	20,446	(1,330)	353,380
General and administrative expenses	17,304	31,672	1,693	—	50,669
Depreciation, depletion, amortization and accretion	750	47,496	2,947	—	51,193
Operating (loss) income	(18,054)	(18,252)	2,011	—	(34,295)
Other income, net	(5,919)	(552)	(7)	5,782	(696)
Interest expense (income)	33,902	(15,123)	1,370	—	20,149
Gain on sale of business	—	(14,205)	—	—	(14,205)
(Loss) income from operation before taxes	(46,037)	11,628	648	(5,782)	(39,543)
Income tax expense	350	6,318	176	—	6,844
Net (loss) income attributable to Summit LLC	$(46,387)	$5,310	$472	$(5,782)	$(46,387)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(44,643)	$5,310	$(1,272)	$(4,038)	$(44,643)

Condensed Consolidating Statements of Operations
For the three months ended April 3, 2021

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$407,301	$22,811	$(2,268)	$427,844
Cost of revenue (excluding items shown separately below)	—	331,844	17,118	(2,268)	346,694
General and administrative expenses	18,591	29,849	1,433	—	49,873
Depreciation, depletion, amortization and accretion	1,104	52,566	2,666	—	56,336
Operating (loss) income	(19,695)	(6,958)	1,594	—	(25,059)
Other income, net	(25,560)	(4,337)	(481)	25,489	(4,889)
Interest expense (income)	33,291	(10,543)	1,376	—	24,124
(Loss) income from operation before taxes	(27,426)	23,590	699	(25,489)	(28,626)
Income tax expense (benefit)	364	(1,385)	185	—	(836)
Net (loss) income attributable to Summit LLC	$(27,790)	$24,975	$514	$(25,489)	$(27,790)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(25,664)	$24,975	$(1,612)	$(23,363)	$(25,664)

Condensed Consolidating Statements of Cash Flows
For the three months ended April 2, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(48,551)	$25,873	$5,965	$—	$(16,713)
Cash flow from investing activities:
Purchase of property, plant and equipment	(459)	(55,522)	(1,793)	—	(57,774)
Proceeds from the sale of property, plant, and equipment	—	1,360	79	—	1,439
Proceeds from the sale of a business	—	47,821	—	—	47,821
Other	—	(857)	—	—	(857)
Net cash used for investing activities	(459)	(7,198)	(1,714)	—	(9,371)
Cash flow from financing activities:
Capital distributions to member	(47,482)	—	—	—	(47,482)
Loans received from and payments made on loans from other Summit Companies	4,703	(2,052)	(3,353)	702	—
Payments on long-term debt	(1,588)	(6,015)	—	—	(7,603)
Payments on acquisition-related liabilities	—	(11,397)	—	—	(11,397)
Other	(1,180)	—	—	—	(1,180)
Net cash used in financing activities	(45,547)	(19,464)	(3,353)	702	(67,662)
Impact of cash on foreign currency	—	—	177	—	177
Net (decrease) increase in cash	(94,557)	(789)	1,075	702	(93,569)
Cash — Beginning of period	365,044	2,264	18,337	(4,684)	380,961
Cash — End of period	$270,487	$1,475	$19,412	$(3,982)	$287,392

Condensed Consolidating Statements of Cash Flows
For the three months ended April 3, 2021

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(44,988)	$18,590	$5,080	$—	$(21,318)
Cash flow from investing activities:
Purchase of property, plant and equipment	(215)	(67,795)	(1,747)	—	(69,757)
Proceeds from the sale of property, plant, and equipment	—	2,457	206	—	2,663
Proceeds from the sale of a business	—	33,077	—	—	33,077
Other	—	(483)	—	—	(483)
Net cash used for investing activities	(215)	(32,744)	(1,541)	—	(34,500)
Cash flow from financing activities:
Proceeds from investment by member	15,920	—	—	—	15,920
Loans received from and payments made on loans from other Summit Companies	(21,350)	22,390	(2,063)	1,023	—
Payments on long-term debt	(1,589)	(8,531)	(50)	—	(10,170)
Payments on acquisition-related liabilities	—	(5,596)	—	—	(5,596)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(416)	—	—	—	(416)
Net cash (used in) provided by financing activities	(9,935)	8,263	(2,113)	1,023	(2,762)
Impact of cash on foreign currency	—	—	140	—	140
Net (decrease) increase in cash	(55,138)	(5,891)	1,566	1,023	(58,440)
Cash — Beginning of period	401,074	10,287	10,461	(3,641)	418,181
Cash — End of period	$345,936	$4,396	$12,027	$(2,618)	$359,741